
13003269


NOV 1 3 2013
Washington, DC

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2013
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2013, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	Floating Rate	100.078	18-July-2013	11-Feb-2016
USD	300,000,000	Floating Rate	100.00	29-July-2013	29-July-2015
BRL	24,500,000	7.85	100.00	30-July-2013	29-July-2016
IDR	99,000,000,000	5.80	100.00	30-July-2013	26-July-2018
USD	125,000,000	0.50	100.210	6-Aug-2013	17-Aug-2015
IDR	20,000,000,000	6.64	100.00	12-Aug-2013	15-Aug-2016
ZAR	30,000,000	6.00	100.00	12-Aug-2013	13-Feb-2018
USD	200,000,000	Floating Rate	100.00	15-Aug-2013	29-July-2015
USD	50,000,000	0.62 Callable	100.00	23-Aug-2013	23-Aug-2016
USD	2,000,000,000	0.875	99.722	28-Aug-2013	15-Nov-2016
AUD	100,000,000	4.00	93.877	3-Sep-2013	22-May-2023
MXN	600,000,000	0.50	62.50	3-Sep-2013	5-Sep-2023
IDR	160,000,000,000	5.81	100.00	10-Sep-2013	11-Sep-2018
USD	150,000,000	Floating Rate	100.00	12-Sep-2013	29-July-2015
USD	750,000,000	Floating Rate	100.00	12-Sep-2013	12-Sep-2018
AUD	150,000,000	3.50	99.943	13-Sep-2013	26-Sep-2017
GBP	250,000,000	0.625	99.74	16-Sep-2013	15-Dec-2015
USD	100,000,000	Floating Rate	100.00	18-Sep-2013	29-July-2015
BRL	36,250,000	8.53	100.00	27-Sep-2013	26-Sep-2017
USD	100,000,000	Floating Rate	100.073	27-Sep-2013	11-Feb-2016
USD	150,000,000	Floating Rate	100.00	30-Sep-2013	29-July-2015

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2013
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2013

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 8, 2013, which includes the Ordinary Capital financial statements for the year ended December 31, 2012. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank generally holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the financial statements, effective January 1, 2013, the Financial Accounting Standards Board requires disclosure of both gross information and net information about financial and derivative instruments eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The required disclosures are included in Note G – Derivatives, in the accompanying Condensed Quarterly Financial Statements.

FINANCIAL HIGHLIGHTS

LENDING OPERATIONS: During the first nine months of 2013, the Bank approved 76 loans totaling $6,580 million compared to 89 loans that totaled $5,929 million during the same period in 2012. There were four non-sovereign guaranteed, non-trade-related guarantees approved for $33 million (2012 – three for $22 million) and 145 trade-related guarantees without sovereign counter-guarantee were issued for $398 million (2012 – 222 guarantees issued for $559 million).

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, increased to a level of $4,808 million compared to $3,884 million at December 31, 2012. The non-sovereign guarantees exposure decreased $177 million to $464 million compared to $641 million at the end of the previous year. As of September 30, 2013, 8.0% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.5% at December 31, 2012. This increase is mainly due to the reduction of the loan portfolio as a result of sovereign-guaranteed loan prepayments received during 2013.

Total allowances for loan and guarantee losses amounted to $228 million at September 30, 2013 compared to $197 million at December 31, 2012. The Bank had non-sovereign-guaranteed loans with outstanding balances of $312 million classified as impaired at September 30, 2013 compared to $268 million at the end of the prior year. All impaired loans have specific allowances for loan losses amounting to $80 million at September 30, 2013, compared to $66 million at December 31, 2012.

Effective January 1, 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. During the first nine months of 2013, loan approvals under the FFF totaled $5,182 million, compared to $3,247 million for the same period in 2012.

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[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

For 2013, the Board of Executive Directors approved a lending spread of 0.84%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.62%, a credit commission of 0.25% and no supervision and inspection fee in 2012.

During the first nine months of 2013, the Bank had interest rate fixings of $2,943 million on its sovereign guaranteed loan portfolio compared to $429 million for the same period in 2012. In addition, there were loan prepayments of $4,241 million (2012 - $135 million).

BORROWING OPERATIONS: During the first nine months of the year, the Bank issued bonds for a total face amount of $11,759 million (2012 – $10,710 million) that generated proceeds of $11,327 million (2012 – $9,897 million), representing increases of $1,049 million and $1,430 million, respectively, compared to the same period last year. The average life of new issues was 4.8 years (2012 – 6 years).

During 2013, the Bank continues to be rated Triple-A by the major credit rating agencies.

FINANCIAL RESULTS: Operating income during the first nine months of 2013 was $844 million, compared to $695 million for the same period last year, an increase of $149 million. This increase was mainly due to an increase in net interest income of $337 million, partially offset by a decrease in net investment gains of $66 million and an increase in net non-interest expense of $135 million.

During the nine months ended September 30, 2013, the trading investments portfolio experienced net mark-to-market gains of $145 million, compared to $211 million during the nine months ended September 30, 2012. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $24 million during the first nine months of the year compared to $26 million during the same period in 2012.

The provision for loan and guarantee losses increased by $12 million, from $19 million in the first nine months of 2012 to $31 million in 2013, mainly as a result of an increase in the loan collective allowance due to the increase in the exposure of the non-sovereign guaranteed portfolio.

The Bank had net fair value gains on non-trading portfolios for the nine months ended September 30, 2013 of $602 million, compared to $116 million for the same period last year. Net fair value adjustments on non-trading portfolios mostly relate to (a) the changes in the fair value of the Bank's borrowings due to changes in the Bank's own credit spreads; (b) the changes in the fair value of the Bank's lending swaps due to changes in USD interest rates (and for which the offsetting changes in value of the loans are not recognized since the loans are not fair valued), as well as (c) the reclassification of realized gains and losses to operating income related to swap terminations. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios.

CAPITALIZATION: On February 29, 2012, the ninth general increase in the resources of the Bank (IDB-9) entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank's members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result and in order to comply with the associated minimum voting power requirements of the Agreement, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective to member countries. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the Bank's Board of Governors to become effective only if, on or before December 6, 2013, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. Upon the completion of this reallocation process, the replenishment will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other nonregional member countries after the reallocation becomes effective.

The effective dates of the first two installments of the Ordinary Capital increase were February 29, 2012 and February 28, 2013. These two installments, amounting to $602 million, have been substantially collected as of September 30, 2013. The remaining three installments are effective on the last day of February 2014, 2015 and 2016, respectively.

The Bank's equity base plays a critical role in securing its financial objectives. The Total Equity-to-Loans Ratio (TELR) at September 30, 2013 was 34.1% compared to 31.0% at the end of last year (See Table 1).

ASSET/LIABILITY MANAGEMENT: During 2013, as a result of interest rate fixings on the Bank's sovereign-guaranteed loan portfolio, the Bank terminated certain swaps in order to maintain the modified duration of its equity within the defined policy band of 4 to 6 years realizing gains of $125 million. In addition, as a result of loan prepayments certain lending swaps were terminated realizing losses of $232 million, which were offset by compensation received from the borrowers of $333 million.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Year ended December 31, 2012
Lending Summary			
Loans and guarantees approved [1]	$ 6,613	$ 5,951	$ 10,799
Undisbursed portion of approved loans	28,790	26,395	26,987
Gross loan disbursements	4,339	3,356	6,883
Net loan disbursements [2]	(3,152)	(64)	2,312
Income Statement Data			
Operating Income [3]	**$ 844**	**$ 695**	**$ 910**
Net fair value adjustments on non-trading portfolios	602	116	194
Board of Governors approved transfers	(200)	(200)	(200)
Net income	1,246	611	904
Returns and Costs, after swaps			
Return on average loans outstanding	2.88%	2.53%	2.51%
Return on average liquid investments [4]	1.55%	2.17%	2.22%
Average cost of borrowings outstanding during the period	0.66%	0.91%	0.85%

	September 30, 2013	September 30, 2012	December 31, 2012
Balance Sheet Data			
Cash and investments-net [5], after swaps	$ 22,014	$ 19,776	$ 14,592
Loans outstanding [6]	65,415	66,378	68,640
Borrowings outstanding [7], after swaps	63,141	63,112	59,754
Equity [8]	22,064	20,446	20,403
Total Equity[9]-to-Loans [10] Ratio	34.1%	32.2%	31.0%

[1] Excludes guarantees issued under the Trade Finance Facilitation Program.
[2] Includes gross loan disbursements less principal repayments.
[3] See page 7 for a full discussion of Operating Income under Results of Operations.
[4] Geometrically-linked time-weighted returns.
[5] Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.
[6] Excludes lending swaps in a net liability position of $812 million as of September 30, 2013 (2012 - $1,971 million) and $1,831 million as of December 31, 2012.
[7] Net of premium/discount.
[8] Effective March 31, 2013, the Bank reclassified from assets to equity Receivable from members amounts relating to non-negotiable, non-interest-bearing demand and term obligations, mostly related to maintenance of value of currency holdings, totaling $262 million, $278 million and $279 million at September 30, 2013, December 31, 2012 and September 30, 2012, respectively.
[9] "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, Receivable from members, and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[10] Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of

Executive Directors. As determined under this framework, the Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Loan Portfolio: The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria.

The Bank also lends to other development institutions without a sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[3].

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2013, 93% was sovereign-guaranteed. At September 30, 2013, the total volume of outstanding loans was $65,415 million, compared with $68,640 million as of December 31, 2012. The decrease in the loan portfolio was mostly due to a lower level of disbursements ($4,339 million) than loan collections ($7,491 million, including prepayments of $4,241 million), and negative currency translation adjustments ($83 million).

Most of the prepayments received in 2013 were part of the Bank's new reallocation program, which offers borrowing member countries flexibility in allocating their exposure to the Bank, by earmarking some of the resources released as a result of loan prepayments by a borrowing member country to finance new sovereign-guaranteed loan operations to that same country. The terms on the new loans under this program are such that their weighted average life is not greater than the remaining weighted average life of the prepaid loans prior to the prepayment.

As of September 30, 2013, 8.0% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.5% at December 31, 2012. The non-sovereign-guaranteed loan portfolio totaled $4,808 million, compared to $3,884 million at December 31, 2012.

Investment Portfolio: The Bank's investment portfolio is mostly comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $7,454 million during the first nine months of 2013, mainly resulting from net cash inflows from borrowings ($3,478 million), net loan collections ($3,152 million), collection of capital subscriptions under the IDB-9 ($237 million), net cash inflows from operating activities ($386 million) and mark-to-market gains ($145 million).

Borrowing Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $3,387 million compared with December 31, 2012, primarily due to a higher amount of new borrowings than maturities ($3,478 million), a net increase in the fair value of borrowings and related swaps ($46 million), and the accretion of discount on borrowings ($201 million), which were partially offset by net payments of accretion of discount on borrowings and swaps ($338 million).

Equity: Equity at September 30, 2013 was $22,064 million, an increase of $1,661 million from December 31, 2012, mainly reflecting additional paid-in capital under the IDB-9 of $317 million, net income of $1,246 million and the reclassification of unrecognized pension actuarial losses to net income of $84 million.

Table 1 presents the composition of the TELR as of September 30, 2013 and December 31, 2012. It shows that the TELR increased from 31.0% to 34.1% mainly due to the increase in Total Equity and the reduction of loans outstanding and net guarantee exposure.

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[3] As of June 30, 2013, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,472 million, or 6.4% of Total Equity.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2013	December 31, 2012
Equity		
Paid-in capital stock	$ 4,941	$ 4,640
Capital subscriptions receivable	(2)	(18)
	4,939	4,622
Less: Receivable from members	262	278
Retained earnings:		
General reserve [1]	14,822	13,494
Special reserve [1]	2,565	2,565
	22,064	20,403
Plus:		
Allowances for loan and guarantee losses	228	197
Minus:		
Borrowing countries' local currency cash balances	149	161
Cumulative net fair value adjustments on non-trading portfolios	(445)	(1,047)
Total Equity	$ 22,588	$ 21,486
Loans outstanding and net guarantee exposure	$ 66,179	$ 69,333
Total Equity-to-Loans Ratio	**34.1%**	**31.0%**

[1] Includes Accumulated other comprehensive income.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2013, Operating Income was $844 million compared to $695 million for the same period last year, an increase of $149 million. This increase was mainly due to an increase in net interest income of $337 million, partially offset by a decrease in net investment gains of $66 million and an increase in net non-interest expense of $135 million.

The Bank had net interest income of $1,277 million during the first nine months of 2013, compared to $940 million for the same period last year. The increase of $337 million was mainly due to higher other interest income due to realized gains of $125 million on equity duration swap operations, and the increase of the lending spread on most of the Bank's loans from 0.62% to 0.84% in 2013 (approximately $101 million). In addition, the Bank received loan prepayment compensation, net of swap costs, amounting to $101 million during 2013.

The Bank's trading investments portfolio contributed net mark-to-market gains of $145 million during the period, compared to $211 million for the same period in 2012, as the portfolio's performance continued to be in line with the mixed recovery in the world financial markets.

Net non-interest expense increased $135 million mainly due to higher net pension and postretirement benefit costs of $75 million as a result of a higher amortization of unrecognized net actuarial losses, and an increase in the service cost due to the decrease in the rate used to discount the pension liabilities at the end of 2012. In addition, there was an increase in special programs of $41 million.

The provision for loan and guarantee losses increased by $12 million, from $19 million in the first nine months of 2012 to $31 million in 2013, mainly as a result of an increase in the loan collective allowance, due to the increase in the exposure of the non-sovereign guaranteed portfolio.

Table 2: OPERATING INCOME
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,	
	2013	**2012**
Loan interest income [1]	$ 1,360	$ 1,205
Investment interest income [1]	45	72
Other interest income	175	81
	1,580	1,358
Less:		
Borrowing expenses [1]	303	418
Net interest income	1,277	940
Other loan income	73	48
Net investment gains	145	211
Other expenses:		
Provision for loan and guarantee losses	31	19
Net non-interest expense	620	485
Total	651	504
Operating Income	$ 844	$ 695

(1) Amounts on an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2013 and 2012 and the year ended December 31, 2012 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2013		Nine months ended September 30, 2012		Year ended December 31, 2012	
	Average balance	**Return/Cost %**	**Average balance**	**Return/Cost %**	**Average balance**	**Return/Cost %**
Loans [1]	$ 66,540	2.73 [5]	$ 66,107	2.43	$ 66,376	2.41
Liquid investments [2][3]	17,872	1.55	17,643	2.17	17,485	2.22
Total earning assets	$ 84,412	2.48	$ 83,750	2.38	$ 83,861	2.37
Borrowings	$ 60,979	0.66	$ 61,265	0.91	$ 61,082	0.85
Net interest margin [4]		2.02 [6]		1.50		1.53

(1) Excludes loan fees.

(2) Geometrically-linked time-weighted returns.

(3) Includes gains and losses.

(4) Represents annualized net interest income as a percent of average earning assets.

(5) Loan prepayment compensation, net of swap costs, of approximately $101 million was received by the Bank in 2013. Excluding this amount, the return on loans would have been 2.53%.

(6) In addition to the loan prepayment compensation mentioned above, gains of $125 million on equity duration swaps were realized from swap terminations resulting from interest rate fixings on loans. If such amounts were not considered, the net interest margin would have been 1.66% as of September 30, 2013.

COMMITMENTS

Guarantees: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2013, there were four non-sovereign guaranteed, non-trade-related guarantees approved for $33 million (2012 – three for $22 million). The Bank issued 145 trade-related guarantees for $398 million (2012 – 222 guarantees issued for $559 million).

In October of 2013, a new policy for a Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations was approved. The FGI allows for structuring of sovereign counter-guarantee partial credit and political risk guarantees, which can be used to support investment projects or policy-based interventions.

Contractual Obligations: The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2013, the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.5 years with contractual maturity dates through 2043[4]. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans ($28,790 million at September 30, 2013), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased and cash collateral received, Due to IDB Grant Facility, and Liabilities under retirement benefit plans.

LIQUIDITY MANAGEMENT

The third quarter of 2013 was marked by the return of some stability in rates and credit markets thanks to increased expectations for accommodative Central Banks in the U.S. and other developed markets, along with somewhat positive economic indicators and earnings reports in the U.S. and Europe. However, towards the end of the quarter volatility did increase due to uncertainty on budget and debt ceiling negotiations in the U.S.

During the first nine months of the year, the Bank's exposure to structured assets continued to be reduced mainly through asset sales and repayments at par of $695 million and $345 million, respectively (2012 – $243 million and $351 million, respectively). The increased level of sales reflects an accelerated risk-reduction strategy as prices of below-investment-grade structured assets improved. Overall, net losses of $162 million (relative to purchase price) were realized, compared to $87 million for the same period in 2012.

During the nine months ended September 30, 2013, the Bank recognized $145 million of mark-to-market gains in its trading investments portfolio (2012 – $211 million). These investment gains, to a major extent, relate to gains recognized in the $803 million asset-backed and mortgage-backed securities portion of the portfolio. As of September 30, 2013, 45.7% of all asset-backed and mortgage-backed securities holdings is rated AAA and AA, and 97.9% is rated investment grade compared to 33.2% and 68.4%, respectively, at December 31, 2012. The improved ratings profile in this portion of the portfolio is mainly due to the sales of below investment grade assets.

Table 4 shows a breakdown of the trading investments portfolio and related swaps at September 30, 2013 and December 31, 2012, by major security class, together with unrealized gains and losses included in Income from Investments, after swaps – Net gains on securities held at the end of the respective period.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2012 is presented in Schedule I-4 to the December 31, 2012 financial statements.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Amounts expressed in millions of United States dollars)

	September 30, 2013		December 31, 2012	
	Fair Value [1]	Unrealized Gains (Losses) [2]	Fair Value [1]	Unrealized Gains (Losses) [2]
Obligations of the United States Government and its corporations and agencies	$ 6,070	$ 1	$ 4,571	$ -
U.S. Government-sponsored enterprises	56	-	31	-
Obligations of non-U.S. governments and agencies	10,832	(28)	5,263	63
Bank obligations	3,787	-	3,031	4
Corporate securities	155	-	11	-
Mortgage-backed securities	**523**	**28**	**986**	**104**
U.S. residential	49	2	365	64
Non-U.S. residential	323	19	357	31
U.S. commercial	56	3	66	1
Non-U.S. commercial	95	4	198	8
Asset-backed securities	**280**	**10**	**541**	**38**
Collateralized loan obligations	198	6	352	28
Other collateralized debt obligations	34	3	121	9
Other asset-backed securities	48	1	68	1
Total investments-trading	21,703	11	14,434	209
Currency and interest rate swaps-investments-trading	(34)	32	(43)	(3)
Total	$ 21,669	$ 43	$ 14,391	$ 206

[1] Includes accrued interest of $44 million (2012 - $35 million) for trading investments and $(28) million (2012 - $(20) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[2] Represents unrealized gains and losses included in Income from Investments - Net gains for the corresponding period.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities.

Table 5 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2013, the credit exposure amounted to $21,900 million, compared to $14,640 million as of December 31, 2012. The credit quality of the portfolios continues to be high, as 84.1% of the counterparties are rated AAA and AA, 7.1% carry the highest short-term ratings (A1+), 7.3% are rated A, 0.9% are rated BBB, and 0.6% are rated below BBB, compared to 84.7%, 3.0%, 7.1%, 1.3% and 3.9%, respectively, at December 31, 2012.

As of September 30, 2013, out of the Bank's total current credit exposure in Europe of $8,470 million ($5,634 million at December 31, 2012), the direct exposure to three Eurozone countries rated BBB+ or lower (Italy, Portugal, and Spain) was $0 million ($19 million at December 31, 2012). In addition, in the countries specified, the Bank had $292 million ($310 million at December 31, 2012) of exposure in asset-backed and mortgage-backed securities, generally rated higher than the sovereigns, and $2 million exposure on swaps at September 30, 2013 ($0 million at December 31, 2012). The remaining European current credit exposure of $8,176 million ($5,305 million at December 31, 2012), regardless of asset class, was in countries rated AA- or higher.

Table 5: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	September 30, 2013						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 1,524	$ 40	$ -	$ -	$ -	$ 1,564	7.1
AAA	6,454	194	50	50	-	6,748	30.8
AA	8,160	2,913	105	317	165	11,660	53.3
A	705	640	-	230	28	1,603	7.3
BBB	-	-	-	189	4	193	0.9
BB	115	-	-	-	-	115	0.5
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	17	-	17	0.1
Total	$ 16,958	$ 3,787	$ 155	$ 803	$ 197	$ 21,900	100.0

	December 31, 2012						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 445	$ -	$ -	$ -	$ -	$ 445	3.0
AAA	3,281	297	-	43	-	3,621	24.8
AA	5,940	2,163	11	464	195	8,773	59.9
A	105	571	-	356	11	1,043	7.1
BBB	19	-	-	182	-	201	1.3
BB	75	-	-	56	-	131	0.9
B	-	-	-	130	-	130	0.9
CCC	-	-	-	156	-	156	1.1
CC and below	-	-	-	140	-	140	1.0
Total	$ 9,865	$ 3,031	$ 11	$ 1,527	$ 206	$ 14,640	100.0

OTHER DEVELOPMENTS

FINANCIAL REFORM—THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the potential impact of the implementation of this financial regulatory reform on its operations. Nevertheless, based on a preliminary review of the current regulations, the Bank is of the view that residual effects from the provisions of the DFA may apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities. The Bank's borrowing cost could rise as a result of the implementation of the provisions of the DFA.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (PPACA) AND HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. The new legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

MANAGEMENT CHANGES DURING THE QUARTER: On September 19, 2013, Mr. Héctor Salazar was appointed Sector Manager of the Social Sector, effective on the same date of the appointment.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2013 (Unaudited)		December 31, 2012 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note P	$ 552		$ 1,021	
Investments - Trading - Notes C, G, H and P	21,659	$ 22,211	14,399	$ 15,420
Loans outstanding - Notes D, E and P	65,415		68,640	
Allowance for loan losses	(217)	65,198	(180)	68,460
Accrued interest and other charges		825		826
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	71		50	
Loans	91		24	
Borrowings	3,706		6,450	
Other	79	3,947	279	6,803
Receivable for investment securities sold		840		-
Other assets		447		422
Total assets		$ 93,468		$ 91,931
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 647		$ 840	
Medium- and long-term:				
Measured at fair value	43,489		45,458	
Measured at amortized cost	21,258	$ 65,394	19,267	$ 65,565
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	77		73	
Loans	903		1,855	
Borrowings	1,453		639	
Others	14	2,447	-	2,567
Payable for investment securities purchased and cash collateral received		1,031		805
Amounts payable to maintain value of currency holdings		53		61
Due to IDB Grant Facility - Note J		466		351
Accrued interest on borrowings		421		532
Liabilities under retirement benefit plans		1,179		1,153
Other liabilities		413		494
Total liabilities		71,404		71,528
Equity				
Capital stock - Note K				
Subscribed 10,675,321 shares (2012 - 9,688,828 shares)	128,781		116,880	
Less callable portion	(123,840)		(112,240)	
Paid-in capital stock	4,941		4,640	
Capital subscriptions receivable	(2)		(18)	
Receivable from members	(262)		(278)	
Retained earnings	17,638		16,392	
Accumulated other comprehensive income (loss)	(251)	22,064	(333)	20,403
Total liabilities and equity		$ 93,468		$ 91,931

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 435	$ 416	$ 1,433	$ 1,253
Investments, after swaps - Notes C and G:				
Interest	16	23	45	72
Net gains	21	96	145	211
Other interest income	12	29	175	81
Other	8	8	24	30
Total income	492	572	1,822	1,647
Expenses				
Borrowing expenses, after swaps - Notes F and G	99	141	303	418
Provision (credit) for loan and guarantee losses - Note E	9	(21)	31	19
Administrative expenses	198	167	568	480
Special programs	40	15	76	35
Total expenses	346	302	978	952
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	146	270	844	695
Net fair value adjustments on non-trading portfolios - Notes F, G and L	54	204	602	116
Board of Governors approved transfers - Note J	-	-	(200)	(200)
Net income	200	474	1,246	611
Retained earnings, beginning of period	17,438	15,625	16,392	15,488
Retained earnings, end of period	$ 17,638	$ 16,099	$17,638	$ 16,099

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	
Net income	$ 200	$ 474	$ 1,246	$ 611
Other comprehensive income (loss)				
Translation adjustments	6	5	(1)	-
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans - Note L	28	14	84	42
Total other comprehensive income	34	19	83	42
Comprehensive income	$ 234	$ 493	$ 1,329	$ 653

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2013	**2012**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (4,339)**	$ (3,356)
Loan collections (net of participations)	**7,491**	3,292
Net cash provided by lending activities	**3,152**	(64)
Miscellaneous assets and liabilities	**(40)**	(41)
Net cash provided by (used in) lending and investing activities	**3,112**	(105)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**10,040**	9,891
Repayments	**(6,369)**	(4,453)
Short-term borrowings, net	**(193)**	(287)
Cash collateral received	**(437)**	557
Collection of capital subscriptions	**237**	278
Collection of receivable from members	**16**	16
Payments of maintenance of value to members	**(5)**	(153)
Net cash provided by financing activities	**3,289**	5,849
Cash flows from operating activities		
Gross purchases of trading investments	**(32,147)**	(20,089)
Gross proceeds from sale or maturity of trading investments	**24,897**	14,356
Loan income collections, after swaps	**1,336**	1,155
Interest and other costs of borrowings, after swaps	**(560)**	(216)
Income from investments	**11**	(7)
Other interest income	**178**	74
Other income	**24**	30
Administrative expenses	**(458)**	(431)
Special programs	**(59)**	(50)
Transfers to the IDB Grant Facility	**(86)**	(109)
Net cash used in operating activities	**(6,864)**	(5,287)
Effect of exchange rate fluctuations on cash	**(6)**	(1)
Net (decrease) increase in cash	**(469)**	456
Cash, beginning of year	**1,021**	1,189
Cash, end of period	**$ 552**	$ 1,645

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2012 financial statements and notes therein included in the Bank's Information Statement dated March 8, 2013. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

Certain reclassifications of the prior year's information have been made to conform to the current year's presentation. In particular, the Bank reclassified from assets to equity Receivable from members amounts relating to non-negotiable, non-interest-bearing demand and term obligations, mostly related to maintenance of value of currency holdings, amounting to $262 million at September 30, 2013 and $278 million at December 31, 2012.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities.

Accounting pronouncements
The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2011-11 "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities", requiring disclosure of both gross and net information of financial and derivative instruments eligible for offset in the Condensed Balance Sheet, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The applicable new disclosures, which were effective on January 1, 2013, are included in Note G – Derivatives.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, multilateral, bank and corporate obligations, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For obligations issued or unconditionally guaranteed by sovereign and sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, the Bank invests in such obligations with a minimum credit quality equivalent to a AA- rating. Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $43 million on trading portfolio instruments held at September 30, 2013, compared to $151 million at September 30, 2012, were included in Income from Investments, after swaps - Net gains. Unrealized gains recognized are, to a large extent, related to the asset-backed and mortgage-backed securities portion of the portfolio, which at September 30, 2013 amounted to $803 million ($1,650 million at September 30, 2012).

The third quarter of 2013 was marked by the return of some stability in rates and credit markets thanks to increased expectations for accommodative Central Banks in the U.S. and other developed markets, along with somewhat positive economic indicators and earnings reports in the U.S. and Europe. However, towards the end of the quarter volatility did increase due to uncertainty on budget and debt ceiling negotiations in the U.S.

A summary of the trading investments portfolio at September 30, 2013 and December 31, 2012 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

Effective January 1, 2012, the FFF is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin, as well as the Bank's spread.

LOAN CHARGES: For 2013, the Board of Executive Directors approved a lending spread of 0.84%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to substantially all sovereign-guaranteed loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the nine months ended September 30, 2013, there were four non-sovereign guaranteed, non-trade-related guarantees approved for $33 million (2012 – three for $22 million). As of September 30, 2013, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $848 million ($819 million as of December 31, 2012). In addition, the Bank had approved, net of cancellations, guarantees with sovereign counter-guarantee for $325 million (2012 - $60 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first nine months of the year, the Bank issued 145 guarantees for $398 million under this program (2012 – 222 guarantees for $559 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At September 30, 2013, guarantees without sovereign counter-guarantee of $523 million ($701 million at December 31, 2012), including $273 million issued under the TFFP ($401 million at December 31, 2012), were outstanding and subject to call. In addition, the Bank had guarantees outstanding with sovereign counter-guarantee of $325 million ($60 million at December 31, 2012). An amount of $26 million ($32 million at December 31, 2012) of guarantees outstanding without sovereign counter-guarantee has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 13 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At September 30, 2013 and December 31, 2012, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $464 million and $641 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	September 30, 2013	December 31, 2012	S&P/Moody's Rating Equivalent
RC1	$ 103	$ 108	BBB/Baa3 or higher
RC2	116	168	BB+/Ba1
RC3	85	210	BB/Ba2
RC4	108	70	BB-/Ba3
RC5	35	-	B+/B1
RC6	-	44	B/B2
RC7	15	41	B-/B3
RC8	2	-	CCC-D / Caa-D
Total	$ 464	$ 641	

At September 30, 2013 and December 31, 2012, the Bank's exposure on guarantees with sovereign counter-guarantee amounted to $300 million and $52 million, respectively, which are rated BBB.

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 93% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of September 30, 2013 and December 31, 2012, as repre-

sented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	September 30, 2013	December 31, 2012
AA+ to AA-	$ 517	$ 563
A+ to A-	617	646
BBB+ to BBB-	34,616	38,752
BB+ to BB-	6,069	5,912
B+ to B-	7,822	18,473
CCC+ to CCC-	10,966	293
SD	-	117
Total	$ 60,607	$ 64,756

The ratings presented above have been updated as of September 30, 2013 and December 31, 2012, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of September 30, 2013 and December 31, 2012, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

Risk Classification (RC)	September 30, 2013	December 31, 2012	S&P/Moody's Rating Equivalent
RC1	$ 537	$ 238	BBB / Baa3 or higher
RC2	729	714	BB+ / Ba1
RC3	1,329	1,173	BB / Ba2
RC4	936	595	BB- / Ba3
RC5	420	283	B+ / B1
RC6	336	385	B / B2
RC7	32	69	B- / B3
RC8	342	268	CCC-D / Caa-D
Total	$ 4,661	$ 3,725	

In addition, as of September 30, 2013, the Bank has loans to other development institutions of $147 million ($159 million at December 31, 2012), with ratings ranging from AA to A-.

Past due and Non-accrual loans

As of September 30, 2013, non-sovereign-guaranteed loans ninety or more days past due amounted to $105 million ($88 million at December 31, 2012). Non-sovereign guaranteed loans with outstanding balances of $312 million ($268 million at December 31, 2012) were on non-accrual status, including $83 million whose maturity has been accelerated ($88 million at December 31, 2012). There were no sovereign-guaranteed loans past due or in non-accrual status as of September 30, 2013 and December 31, 2012.

Impaired loans

The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $312 million at September 30, 2013 ($268 million at December 31, 2012). All impaired loans have specific allowances for loan losses of $80 million ($66 million at December 31, 2012).

The following table provides a summary of financial information related to impaired loans affecting the results of operations for the three and nine months ended September 30, 2013 and 2012 (in millions):

	Three months ended September 30,	
	2013	2012
Average recorded investment during the period	$ 316	$ 263
Loan income recognized	3	2
Loan income that would have been recognized on an accrual basis during the period	5	4

	Nine months ended September 30,	
	2013	2012
Average recorded investment during the period	$ 298	$ 197
Loan income recognized	13	6
Loan income that would have been recognized on an accrual basis during the period	16	10

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign guaranteed loans and has not written-off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. Since the Bank's internal credit ratings are mapped to the credit ratings used by external credit rating agencies, the probabilities of default are obtained from the probabilities of default associated by external credit agencies to each of the Bank's credit rating categories. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk level; (ii) an estimated loss (loss given default) rate is generally determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in the Bank's portfolio; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in areas where the Bank has limited specific experience, as it is the case for certain financing products such as subordinated exposures for which the Bank currently uses Moody's estimates. Based upon (i) the probability of default rate for each risk category, (ii) the amount of credit exposure in each of these categories and (iii) the loss given default ratio, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended September 30, 2013 and December 31, 2012 were as follows (in millions):

	September 30, 2013	December 31, 2012
Balance, beginning of year	$ 197	$ 175
Provision for loan and guarantee losses	31	22
Balance, end of period	$ 228	$ 197
Composed of:		
Allowance for loan losses	$ 217	$ 180
Allowance for guarantee losses [1]	11	17
Total	$ 228	$ 197

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

As of September 30, 2013, the total allowance for loan and guarantee losses is composed of $5 million related to the sovereign-guaranteed portfolio and $223 million related to the non-sovereign-guaranteed portfolio (2012 - $4 million and $193 million, respectively). The provision for loan and guarantee losses include provision (credits) of $1 million and $(5) million related to sovereign-guaranteed loans for the periods ended September 30, 2013 and December 31, 2012, respectively.

During the first nine months of 2013, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of September 30, 2013 amounted to $148 million (2012 – $131 million), including $143 million (2012 – $127 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first nine months of 2013, there were no troubled debt restructurings or payment defaults associated with the loans modified as troubled debt restructurings.

NOTE F – FAIR VALUE OPTION

In 2008, the Bank elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. The changes in the fair value of elected borrowings are now also recorded in income.

In order to reduce the income volatility resulting from the changes in fair value of its lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, in 2011 the Bank modified its borrowing fair value option policy to address such income volatility on a financial instruments (i.e., borrowings and loans) portfolio basis.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2013 and 2012, as follows (in millions):

	Three months ended September 30,	
	2013	2012
Borrowing expenses, after swaps	$ (389)	$ (486)
Net fair value adjustments on non-trading portfolios	(208)	(339)
Total changes in fair value included in Net income	$ (597)	$ (825)

	Nine months ended September 30,	
	2013	2012
Borrowing expenses, after swaps	$ (1,263)	$ (1,463)
Net fair value adjustments on non-trading portfolios	2,815	(364)
Total changes in fair value included in Net income	$ 1,552	$ (1,827)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2013 and December 31, 2012, was as follows (in millions):

	September 30, 2013	December 31, 2012
Fair value	$ 43,837 [1]	$ 45,886 [1]
Unpaid principal outstanding	41,836	42,259
Fair value over unpaid principal outstanding	$ 2,001	$ 3,627

[1] Includes accrued interest of $348 million at September 30, 2013 and $428 million at December 31, 2012.

NOTE G – DERIVATIVES

Risk management strategy and use of derivatives: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Accounting for derivatives: All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount, and are not designated as hedging instruments.

The interest component of the changes in fair value of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments, after swaps - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments, after swaps - Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios to Income from loans, after swaps, borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Financial statements presentation: The Bank's derivative instruments as of September 30, 2013 and December 31, 2012, and their related gains and losses for the three and nine months ended September 30, 2013 and 2012, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2013 [1] Assets	September 30, 2013 [1] Liabilities	December 31, 2012 [1] Assets	December 31, 2012 [1] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 51	$ 31	$ 50	$ 26
	Loans	80	235	21	334
	Borrowings	2,481	1,036	4,523	482
	Accrued interest and other charges	137	(79)	113	(79)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	20	46	-	47
	Loans	11	668	3	1,521
	Borrowings	1,225	417	1,927	157
	Other	79	14	279	-
	Accrued interest and other charges	106	52	228	68
		$ 4,190	$ 2,420	$ 7,144	$ 2,556

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Currency Swaps					
Investments - Trading	Income from investments, after swaps:				
	Interest	$ (4)	$ (5)	$ (13)	$ (14)
	Net gains	4	5	18	16
	Other comprehensive income (loss) -Translation adjustments	(51)	(54)	115	(22)
Loans	Income from loans, after swaps	(26)	(23)	(80)	(66)
	Net fair value adjustments on non-trading portfolios	39	(75)	179	(220)
Borrowings	Borrowing expenses, after swaps	216	264	719	795
	Net fair value adjustments on non-trading portfolios	212	473	(2,030)	448
	Other comprehensive income (loss) -Translation adjustments	2	5	3	37
Interest Rate Swaps					
Investments - Trading	Income from investments, after swaps:				
	Interest	(9)	(5)	(23)	(17)
	Net gains	(12)	(8)	28	(11)
Loans	Income from loans, after swaps	(76)	(90)	(488)	(277)
	Net fair value adjustments on non-trading portfolios	36	(54)	862	(190)
Borrowings	Borrowing expenses, after swaps	174	205	544	598
	Net fair value adjustments on non-trading portfolios	46	89	(960)	185
	Other comprehensive income (loss) -Translation adjustments	2	2	1	-
Other	Other interest income	12	30	175	81
	Net fair value adjustments on non-trading portfolios	2	58	(214)	109
		$ 567	$ 817	$ (1,164)	$ 1,452

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2013 is $758 million ($526 million at December 31, 2012) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $347 million at September 30, 2013 ($231 million at December 31, 2012).

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2013 and December 31, 2012 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	September 30, 2013 Currency swaps Receivable	Payable	Interest Rate swaps Receivable	Payable
Investments - trading				
Fixed	$ -	$ 1,707	$ -	$ 4,111
Adjustable	1,843	93	4,111	-
Loans				
Fixed	-	1,404	87	9,265
Adjustable	2,592	1,260	9,265	87
Borrowings				
Fixed	17,960	181	37,592	349
Adjustable	2,306	19,131	5,600	41,206
Other				
Fixed	-	-	2,970	463
Adjustable	-	-	463	2,970

Derivative type/ Rate type	December 31, 2012 Currency swaps Receivable	Payable	Interest Rate swaps Receivable	Payable
Investments - trading				
Fixed	$ -	$ 1,435	$ -	$ 1,957
Adjustable	1,488	-	1,957	-
Loans				
Fixed	-	1,137	109	12,659
Adjustable	2,379	1,306	12,659	109
Borrowings				
Fixed	20,156	209	34,333	348
Adjustable	2,942	19,929	5,204	37,824
Other				
Fixed	-	-	6,389	500
Adjustable	-	-	500	6,389

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2013 and December 31, 2012 are as follows (in millions):

September 30, 2013

Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 4,190	$ (1,656)	$ (2,337)	$ 197

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,420)	$ 1,656	$ -	$ (764)

December 31, 2012

Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 7,144	$ (2,024)	$ (4,903)	$ 217

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,556)	$ 2,024	$ -	$ (532)

[1] Includes accrued interest of $243 million and $341 million, in 2013 and 2012, respectively presented in the Condensed Balance Sheet under Accrued interest and other charges.

[2] Includes accrued interest of $(27) million and $(11) million, in 2013 and 2012, respectively presented in the Condensed Balance Sheet under Accrued interest and other charges.

[3] Includes cash collateral amounting to $369 million (2012 - $805 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association ("ISDA"), in particular an ISDA Master Agreement (the "ISDA Agreements").

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSAs provide for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, rehypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to setoff any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;
Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of various market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2013 and December 31, 2012 by level within the fair value hierarchy (in millions):

Financial assets:

Assets	Fair Value Measurements September 30, 2013[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,070	$ 6,070	$ -	$ -
U.S. Government-sponsored enterprises	56	-	56	-
Obligations of non-U.S. governments and agencies	10,832	703	10,129	-
Bank obligations	3,787	-	3,787	-
Corporate securities	155	-	155	-
Mortgage-backed securities	**523**	-	**523**	-
U.S. residential	49	-	49	-
Non-U.S. residential	323	-	323	-
U.S. commercial	56	-	56	-
Non-U.S. commercial	95	-	95	-
Asset-backed securities	**280**	-	**259**	**21**
Collateralized loan obligations	198	-	198	-
Other collateralized debt obligations	34	-	13	21
Other asset-backed securities	48	-	48	-
Total Investments - Trading	21,703	6,773	14,909	21
Currency and interest rate swaps	4,190	-	4,190	-
Total	$ 25,893	$ 6,773	$ 19,099	$ 21

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $44 million for trading investments and $243 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2012[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,571	$ 4,571	$ -	$ -
U.S. Government-sponsored enterprises	31	-	31	-
Obligations of non-U.S. governments and agencies	5,263	-	5,263	-
Bank obligations	3,031	-	3,031	-
Corporate securities	11	-	11	-
Mortgage-backed securities	**986**	-	**980**	**6**
U.S. residential	365	-	365	-
Non-U.S. residential	357	-	351	6
U.S. commercial	66	-	66	-
Non-U.S. commercial	198	-	198	-
Asset-backed securities	**541**	-	**471**	**70**
Collateralized loan obligations	352	-	352	-
Other collateralized debt obligations	121	-	51	70
Other asset-backed securities	68	-	68	-
Total Investments - Trading	14,434	4,571	9,787	76
Currency and interest rate swaps	7,144	-	7,144	-
Total	$ 21,578	$ 4,571	$ 16,931	$ 76

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $35 million for trading investments and $341 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements September 30, 2013[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 43,837	$ -	$ 43,837	$ -
Currency and interest rate swaps	2,420	-	2,420	-
Total	$ 46,257	$ -	$ 46,257	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $348 million for borrowings and under Accrued interest and other charges of $(27) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2012[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 45,886	$ -	$ 45,886	$ -
Currency and interest rate swaps	2,556	-	2,556	-
Total	$ 48,442	$ -	$ 48,442	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in Condensed Balance Sheet under Accrued interest on borrowings of $428 million for borrowings and under Accrued interest and other charges of $(11) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2013 and 2012 (in millions). There were no financial liabilities measured at fair value using significant unobservable inputs for the three and nine months ended September 30, 2013 and 2012. In addition, the tables show the total gains (losses) included in Net income as well as the amount of these gains (losses) attributable to the change in unrealized gains and losses relating to assets still held as of September 30, 2013 and 2012 (in millions) and a description of where these gains (losses) are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Three months ended September 30,					
	2013			2012		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 31	$ -	$ 31	$ 73	$ -	$ 73
Total gains (losses) included in:						
Net income	(1)	-	(1)	4	-	4
Other comprehensive income (loss)	1	-	1	1	-	1
Settlements	(10)	-	(10)	(4)	-	(4)
Balance, end of period	$ 21	$ -	$ 21	$ 74	$ -	$ 74
Total gains (losses) for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ (1)	$ -	$ (1)	$ 4	$ -	$ 4

	Nine months ended September 30,					
	2013			2012		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 76	$ -	$ 76	$ 75	$ -	$ 75
Total gains (losses) included in:						
Net income	17	-	17	17	-	17
Other comprehensive income (loss)	-	-	-	(1)	-	(1)
Settlements	(72)	-	(72)	(17)	-	(17)
Balance, end of period	$ 21	$ -	$ 21	$ 74	$ -	$ 74
Total gains for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 8	$ -	$ 8	$ 16	$ -	$ 16

As of September 30, 2013, the investment portfolio includes $21 million ($76 million at December 31, 2012) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations and non - U.S. residential mortgage-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark to market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

Gains are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30,			
	2013		2012	
	Total Losses included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments, after swaps	$ (1)	$ (1)	$ 4	$ 4
Total	$ (1)	$ (1)	$ 4	$ 4

	Nine months ended September 30,			
	2013		2012	
	Total Gains included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments, after swaps	$ 17	$ 8	$ 17	$ 16
Total	$ 17	$ 8	$ 17	$ 16

There were no transfers between levels during 2013 and 2012. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $67,656 million as of September 30, 2013 ($73,454 million as of December 31, 2012) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a hypothetical market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign guaranteed loans, multilateral lending institutions that share the Bank's development mission would constitute the most appropriate assumed market participant to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $21,909 million as of September 30, 2013 ($20,515 million as of December 31, 2012) was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

In 2008, the Bank elected the fair value option for a substantial number of its borrowings so that the changes in fair value of the borrowing swaps would be significantly offset by the changes in fair value of the associated borrowings. In addition, in 2011 the Bank modified its borrowing fair value option policy to address income volatility on a financial instruments (i.e., borrowings and loans) portfolio basis in order to reduce the income volatility resulting from the changes in fair value of its lending swaps.

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the nine months ended September 30, 2013 and 2012 comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Change in fair value of derivative instruments due to movements in:				
Exchange rates	$ 342	$ 346	$ (1,307)	$ 148
Interest rates	(6)	121	(966)	161
Other	-	24	110	23
Total change in fair value of derivatives	336	491	(2,163)	332
Change in fair value of borrowings due to movements in:				
Exchange rates	(269)	(396)	1,354	(293)
Interest rates	61	57	1,461	(71)
Total change in fair value of borrowings	(208)	(339)	2,815	(364)
Currency transaction gains (losses) on borrowings and loans at amortized cost	(74)	52	(50)	148
Total	$ 54	$ 204	$ 602	$ 116

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $752 million for the first nine months of 2013. These losses were compensated by fair value gains on borrowings of $1,461 million. The income volatility related to movements in interest rates amounted to a gain of $495 million compared to a loss of $90 million last year. This volatility was primarily due to fair value gains on lending swaps ($705 million), which are not compensated by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, and gains associated with changes in the Bank's credit spreads on the borrowing portfolio ($133 million), partially offset by fair value losses on swaps where the associated bond was not elected for fair value treatment ($201 million), and fair value losses on equity duration swaps ($89 million). In addition, the Bank realized gains of $125 million generated from the unwinding of equity duration swaps as a result of loan interest rate fixings and losses of $232 million resulting from the unwinding of lending swaps as a result of loan prepayments. These amounts were reclassified from Net fair value adjustments on non-trading portfolios (Other category in the table above), and included in Other interest income and Loan income, respectively, in the Condensed Statement of Income and Retained Earnings.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first nine months of 2013, exchange rate changes increased the value of borrowings and loans, resulting in a net gain of $1,304 million (2012 – net loss of $145 million), which was offset by a net loss from changes in the value of the borrowing and lend-

ing swaps of $1,307 million (2012 – net gain of $148 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Panama City, Panama, in March 2013, the Board of Governors approved the $200 million transfer corresponding to 2013. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On February 29, 2012, the IDB-9 entered into effect, providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is in the form of paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective, representing the amount of shares subscribed, less shares that were not made effective in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares made effective, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock.

The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, and $237 million and $4,032 million, respectively) were subsequently reallocated to other member countries by the Bank's Board of Governors on January 22, 2013. The effective dates of the first two installments of the Ordinary Capital increase were February 29, 2012 and February 28, 2013. These two installments, amounting to $602 million, have been substantially collected as of September 30, 2013. The remaining three installments are effective on the last day of February 2014, 2015 and 2016, respectively.

On February 29, 2012, Canada notified the Bank that it was exercising its right to replace shares of non-voting callable capital stock with shares allocated under the IDB-9. Accordingly, effective on both March 30, 2013 and 2012, Canada replaced 40,358 non-voting callable shares in the amount of $487 million with an equal amount of voting callable shares under the IDB-9.

The changes in subscribed capital during the nine months ended September 30, 2013 and the year ended December 31, 2012 were as follows (in millions, except for share information):

	Subscribed capital			
	Shares	Paid-in	Callable	Total
Balance at January 1, 2012	8,702,335	$ 4,339	$ 100,641	$ 104,980
Subscriptions during 2012	1,026,851	301	12,086	12,387
Canada's return of callable capital	(40,358)	-	(487)	(487)
Balance at December 31, 2012	9,688,828	4,640	112,240	116,880
Subscriptions during 2013	1,026,851	301	12,087	12,388
Canada's return of callable capital	(40,358)	-	(487)	(487)
Balance at September 30, 2013	10,675,321	$ 4,941	$ 123,840	$ 128,781

The changes in Capital subscriptions receivable during the nine months ended September 30, 2013 and the year ended December 31, 2012 were as follows (in millions):

	Capital Subscriptions Receivable
Balance at January 1, 2012	$ -
Subscriptions during 2012	301
Collections	(283)
Balance at December 31, 2012	18
Subscriptions during 2013	301
Collections	(228)
Amounts paid in advance that became effective in 2013	(89)
Balance at September 30, 2013	$ 2

Capital subscriptions receivable have been recorded as a reduction from equity in the Condensed Balance Sheet. Subscriptions paid in advance amounting to $25 million ($101 million at December 31, 2012) are included in Other liabilities.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2013 were $81 million (2012 – $65 million). The total contributions approved for the Plans and the PRBP for the year 2013 were $74 million and $35 million, respectively, compared to $81 million and $34 million, respectively, disclosed in the December 31, 2012 financial statements. Total contributions for 2012 were $50 million and $36 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2013 and 2012 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Service cost	$ 29	$ 22	$ 88	$ 65
Interest cost	38	37	113	113
Expected return on plan assets [1]	(46)	(46)	(138)	(138)
Amortization of unrecognized net actuarial losses	19	8	56	23
Net periodic benefit cost	$ 40	$ 21	$ 119	$ 63
Of which:				
ORC's share	$ 39	$ 20	$ 115	$ 61
FSO's share	$ 1	$ 1	$ 4	$ 2

[1] The expected rate of return of plan assets was 6.75% for 2013 and 2012.

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Service cost	$ 15	$ 12	$ 45	$ 35
Interest cost	19	19	56	56
Expected return on plan assets [1]	(19)	(19)	(56)	(56)
Amortization of:				
Prior service cost	-	2	-	6
Unrecognized net actuarial losses	9	4	28	13
Net periodic benefit cost	$ 24	$ 18	$ 73	$ 54
Of which:				
ORC's share	$ 23	$ 17	$ 71	$ 52
FSO's share	$ 1	$ 1	$ 2	$ 2

[1] The expected rate of return of plan assets was 6.75% for 2013 and 2012.

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at September 30, 2013. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $8,179 million at September 30, 2013 and $7,927 million at December 31, 2012. The Bank's total loans and guarantees outstanding to these VIEs were $523 million and $74 million, respectively ($493 million and $84 million, respectively, at December 31, 2012). Amounts committed not yet disbursed related to such loans and guarantees amounted to $38 million ($0 million at December 31, 2012), which combined with outstanding amounts results in a total Bank exposure of $635 million at September 30, 2013 ($577 million at December 31, 2012).

The Bank has made a loan amounting to approximately $32 million to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,	
	2013	2012
Net income	$ 1,246	$ 611
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(97)	(98)
Investment income	(136)	(139)
Other interest income	3	(7)
Net unrealized gain on trading investments	(43)	(151)
Interest and other costs of borrowings, after swaps	(257)	202
Administrative expenses, including depreciation	110	49
Special programs	17	(15)
Net fair value adjustments on non-trading portfolios	(602)	(116)
Transfers to the IDB Grant Facility	114	91
Net increase in trading investments	(7,250)	(5,733)
Provision for loan and guarantee losses	31	19
Net cash used in operating activities	$ (6,864)	$ (5,287)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 30	$ (13)
Loans outstanding	21	(15)
Borrowings	34	(29)

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2013 and 2012, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,	
	2013	2012
Argentina	$ 295	$ 231
Brazil	240	277
Mexico	325	286

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note H – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2013 and December 31, 2012 (in millions):

	September 30, 2013 [1]		December 31, 2012 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 552	$ 552	$ 1,021	$ 1,021
Investments - trading	21,703	21,703	14,434	14,434
Loans outstanding, net	65,708	67,656	68,899	73,454
Currency and interest rate swaps receivable				
Investments - trading	62	62	41	41
Loans	80	80	20	20
Borrowings	3,966	3,966	6,797	6,797
Others	82	82	286	286
Borrowings				
Short-term	647	647	840	840
Medium- and long-term:				
Measured at fair value	43,837	43,837	45,886	45,886
Measured at amortized cost	21,331	21,909	19,371	20,515
Currency and interest rate swaps payable				
Investments - trading	96	96	84	84
Loans	965	965	1,945	1,945
Borrowings	1,345	1,345	527	527
Others	14	14	-	-

[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 13, 2013, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2013.